UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7B, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Item 8.01. Other Events.

On July 24, 2019, Naked Brand Group Limited (the “Company”) closed on the sale of 15,750,000 ordinary shares, no par value, of the Company (“Ordinary Shares”), pursuant to its previously announced registered direct offering of Ordinary Shares to certain institutional and accredited investors at a price of $0.10 per share (the “Cash Offering”). The investors also received, in a concurrent private placement, warrants (the “Warrants”) to purchase up to 15,750,000 Ordinary Shares, representing 100% of the aggregate number of Ordinary Shares purchased by the investors in the Cash Offering, at an exercise price of $0.10 per share (the “Private Placement”). The Cash Offering generated aggregate gross proceeds of $1,575,000.

H.C. Wainwright & Co., LLC (“H.C. Wainwright”) acted as the placement agent for the Cash Offering and the Private Placement. The Company paid H.C. Wainwright an aggregate cash fee of $126,000 and issued to H.C. Wainwright’s designees warrants (the “Placement Agent Warrants”) to purchase an aggregate of 1,260,000 Ordinary Shares at an exercise price of $0.125 per share.

On July 23, 2019, the Company closed on the sale of 25,068,250 Ordinary Shares, pursuant to its previously announced registered direct offering of Ordinary Shares to certain of its suppliers at a price of $0.10 per share (the “Supplier Offering”). The purchase price was paid through the cancellation of trade payables due to the suppliers in an amount equal to the aggregate purchase price, or $2,506,825.

After deducting the placement agent’s fees and estimated expenses payable by the Company in connection with the offerings, the net cash proceeds to the Company are expected to be approximately $1.36 million (which does not include the cancellation of approximately $2.51 million in trade payables in the Supplier Offering). The Company intends to use the net cash proceeds for working capital and other general corporate purposes.

Efective as of the closing of the Cash Offering, the exercise prices of certain outstanding warrants to purchase 2,800,000 Ordinary Shares held by one of the investors in the Cash Offering were reduced to $0.10 per share. The exercise prices had previously ranged from $1.55 ot $3.75.

The Supplier Offering, the Cash Offering and the Private Placement are more fully described in the Company’s Report of Foreign Issuer on Form 6-K filed on July 23, 2019, and such description is incorporated herein by referene.

Each of the Cash Offering and the Supplier Offering are being made pursuant to a prospectus supplement dated July 21, 2019 and an accompanying base prospectus, which are part of the Company’s “shelf” Registration Statement on Form F-3 (File No. 333-232229), declared effective by the Securities and Exchange Commission on July 1, 2019. The Warrants, the Placement Agent Warrants and the Ordinary Shares underlying the Warrants and Placement Agent Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), and are not being offered pursuant to the Registration Statement. The Warrants, the Placement Agent Warrants and the Ordinary Shares underlying the Warrants and Placement Agent Warrants are being offered pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Rule 506(b) thereunder.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757 and 333-232229) and the prospectuses included therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	July 25, 2019
NAKED BRAND GROUP LIMITED

		By:	/s/ Justin Davis-Rice
		Name:	Justin Davis-Rice
		Title:	Executive Chairman